

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

January 11, 2017

<u>Via E-mail</u>
Ms. Maria Teresa Hilado
Chief Financial Officer
Allergan plc
Clonshaugh Business and Technology Park
Coolock
Dublin, D17 E400
Ireland

> **Re:** **Allergan plc**
> **Form 8-K**
> **Filed August 8, 2016**
> **File No. 001-36867**

Dear Ms. Hilado:

Although we do not agree with your view, in light of the circumstances, we have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Sharon M. Blume

Sharon M. Blume
Accounting Branch Chief
Office of Healthcare and Insurance